Exhibit 99.1

Santiago, January 05, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, January 05, 2024, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Bond Series AA-9 BSTDA91122, for a total amount of CLP $2,500,000,000 maturing on November 1, 2030. The average placement rate of the securities was 6.30%.

- Bond Series AA-13 BSTD130923, for a total amount of 1,025,000 UF maturing on September 1, 2029. The average placement rate of the securities was 3.62%.

Sincerely,

Patricia Pérez Pallacán

Head of ALM

C.c:

- Stock Exchange

- Chilean Electronic Exchange